Exhibit 99(a)(1)(D)

Form of Yieldstreet Platform Interface

What to know before you request to have your shares repurchased

Yieldstreet Alternative Income Fund Inc. (the “Fund”) is conducting a special offer to repurchase shares pursuant to a share repurchase program to provide additional limited liquidity to its investors in lieu of the quarterly tender offer that would otherwise be conducted pursuant to the Company’s share repurchase program. If you elect to sell shares in the offer, you can submit your repurchase request electronically through the Yieldstreet platform. Please note that investors are not obligated to submit a repurchase request. Should you wish to maintain your current holding, no further action is required.

Limited liquidity options

To provide its stockholders with limited liquidity, the Fund intends to, but is not obligated to, conduct quarterly share repurchase offers pursuant to its share repurchase program. The Fund may suspend or terminate the share repurchase program at any time, subject to the discretion of its Board of Directors. This share repurchase program should not be relied upon as a method to sell shares promptly or at a desired price.

We will limit the number of shares to be repurchased pursuant to our share repurchase program in any calendar year to not repurchase Shares in any calendar year in excess of 20% of the number of Shares outstanding, or 5% in each quarter, though the actual number of Shares that we offer to repurchase may be less.

Notwithstanding the foregoing, the Board of Directors, in their discretion, may direct the Company to undertake one or more tender offers outside of our share repurchase program, which we refer to as “special tender offers.” The timing and terms and conditions of any such special tender offers will be determined by the Board of Directors, and there is no guarantee that the Company will engage in any special tender offers. We would generally expect to conduct only one tender offer in any given calendar quarter, and may refrain from conducting one under our share repurchase program to the extent our Board of Directors elects to conduct a special tender offer in any particular calendar quarter.

Repurchase requests are subject to review and are not guaranteed

The Fund will limit the number of shares that it offers to repurchase. As such, there is no guarantee that your repurchase request will be approved. Additionally, if the number of shares submitted for repurchase by investors exceeds the number of shares the Fund seeks to repurchase, shares will be repurchased on a pro-rata basis, and not on a first-come, first-served basis.

Purchase Price

The net asset value of any shares tendered in this offer will likely change between the most recent time net asset value was calculated and communicated to you and the net asset value of the shares as of the expiration date of this tender (the relevant date for determining the value of the shares tendered for purposes of calculating the purchase price of tendered shares) and such change could be material. The most recently calculated net asset value per share can be found in your portfolio.

Repurchases are subject to taxation

Any repurchases of shares will be reported to the Internal Revenue Service and may be taxable. Neither the Fund, nor YieldStreet Management, LLC, nor any of their affiliates provide tax advice; therefore, we highly recommend that you consult your financial representative or tax advisor for more information beforehand.

Documents

We highly recommend that you review the following documents to fully understand the terms and conditions of the tender offer process.

Offer to Purchase	FAQ	Letter of Transmittal

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Input Page

Request to have shares repurchased

Investment balance*	Offering
$XXXXX.XX	Yieldstreet Alternative Income Fund

* Total investment balance shown is based on the NAV as of the date immediately prior to the commencement of this offer, which was $[X.XX] per share, and may differ from the current balance of your active holdings visible in your Portfolio.

Enter your desired repurchase amount

Desired Amount	Shares
$XX,XXX.XX	XXXX.XXX

☐	I’d like to sell my entire position

Acknowledge and sign

☐	I understand that repurchases will be made solely based on the number of shares requested to be repurchased and that the amount of my shares that are repurchased may be lower than my requested amount if the aggregate amount of repurchase requests exceeds the number of shares YieldStreet Alternative Income Fund Inc. plans to repurchase, as per the limitations set forth in the Offer to Purchase by Yieldstreet Alternative Income Fund Inc.

☐	I recognize that the net asset value of the shares tendered in this offer will likely change between the most recent time net asset value was calculated and communicated to me and the net asset value of the shares as of the expiration date of this offer (the relevant date for determining the value of the shares tendered for purposes of calculating the purchase price of tendered shares) and such change could be material. I agree that repurchases will be made solely based on the number of shares requested to be repurchased.

☐	I have read and understood the Offer to Purchase and Letter of Transmittal.

☐	I certify, under penalty of perjury, that (i) the social security number or taxpayer identification number previously setup on the Yieldstreet platform is correct, (ii) that I am not subject to backup withholding, and (iii) I am a U.S. citizen or other U.S. person (including a U.S. resident alien).

By my signature below, I hereby execute the above agreements, certify that I have read and agree to the Terms of Service and Privacy Policy and that all foregoing information is accurate and truthful.

Your initials

[Back] [Submit]

Post-Submission Page

Your repurchase request has been received

Request summary
Investor account	Amount	# of equivalent shares
[investor account name]	$XXXXX.XX	XXXX.XXXX

Next Steps

Open Tender Offer Period

The Fund will continue to accept repurchase requests from [Start Date] to [End Date]. Your request will be processed only after the tender period has closed.

The net asset value of the shares tendered in this offer will likely change between the most recent time net asset value was calculated and communicated to you and the net asset value of the shares as of the expiration date of this tender (the relevant date for determining the value of the shares tendered for purposes of calculating the purchase price of tendered shares) and such change could be material. The most recently calculated net asset value per share can be found in your portfolio.

Tender Offer Execution and Payment

Given that the Fund is limited in the amount that can be repurchased during each tender offer period, your final amount repurchased may be less than your requested amount. Payment will be made to your Yieldstreet Wallet promptly after the close of the tender offer period.

If you have any questions about this process, please refer to the FAQ document. If you elect to cancel your repurchase request at any time prior to the expiration of the offer, you may do so by sending an email notice to investments@yieldstreet.com.

[View investment details]

Tender Offer FAQ Document

Am I required to have my shares repurchased during these tender offer periods?

You are not obligated to have any shares repurchased at this time. If you are not interested in having shares repurchased, you may disregard the notice about the repurchase offer.

How long will the share repurchase period be open?

Any repurchase offer presented to our stockholders will remain open for a minimum of 20 business days following the commencement of each tender offer period. All repurchase requests must be received prior to the expiration of the tender offer period in order to be valid. If there are any material revisions to the terms of the repurchase offer, we will inform investors and revise the terms of the repurchase offer reflecting such changes available and may extend the repurchase offer period.

Can I elect to sell my entire holding in the Alternative Income Fund?

While there is no limit to how many shares a shareholder may request to sell, we are limiting the aggregate number of shares to be repurchased from all stockholders. If the amount of repurchase requests exceeds the number of shares we seek to repurchase, we will repurchase shares on a pro-rata basis. As a result, we may repurchase less than the full amount of shares that you request to have repurchased.

Why is my total investment value available for the tender offer different than my current value of holdings?

The share price for the tender offer is the NAV1 per share as of the close of business on the date of expiration of this tender offer and therefore may differ from the current value of your holdings.

The net asset value of the shares tendered in this offer will likely change between the most recent time net asset value was calculated and communicated to you and the net asset value of the shares as of the expiration date of this tender (the relevant date for determining the value of the shares tendered for purposes of calculating the purchase price of tendered shares) and such change could be material. The most recently calculated net asset value per Share can be found in your portfolio.

May I cancel my repurchase request after submission?

At any time prior to one minute past 4:00 PM ET, on the expiration date of the respective tender offer period, any stockholder may withdraw their repurchase request. Stockholders may withdraw their submissions by sending an email notice to investments@yieldstreet.com.

When will I be paid for my repurchase request?

If the Fund has accepted your request within the tender offer period, the payment will be sent to your Yieldstreet Wallet promptly after the close of the tender offer period.

Are there fees and expenses associated with the share repurchase program or this special tender offer?

To the extent the Fund’s Board of Directors determines that it is appropriate to do so, the repurchase price in any quarter may be reduced by up to 2% in order to offset the expenses the Fund expects to incur in connection with conducting such repurchase offer. The Fund’s Board of Directors has not determined to reduce the repurchase price in connection with this Offer.

Is the repurchase of my shares as part of this tender offer a taxable transaction?

For most shareholders, yes. We anticipate that U.S. stockholders, other than those who are tax-exempt, who sell shares as part of the tender offer will recognize a gain or loss for U.S. federal income tax purposes equal to the difference between the cash they receive for shares sold and their adjusted basis. We highly recommend that you consult your financial representative or tax advisor for more information prior to a repurchase decision.

Why is this tender offer considered to be a special tender offer in lieu of the quarterly tender offer that would otherwise be conducted pursuant to the Company’s share repurchase program?

As disclosed in the Company’s prospectus, the Board of Directors, in their discretion, may direct the Company to undertake one or more tender offers outside of our share repurchase program, which we refer to as “special tender offers.” The timing and terms and conditions of any such special tender offers will be determined by the Board of Directors, and there is no guarantee that the Company will engage in any special tender offers. We would generally expect to conduct only one tender offer in any given calendar quarter, and may refrain from conducting one under our share repurchase program to the extent our Board of Directors elects to conduct a special tender offer in any particular calendar quarter.

We limit the number of shares to be repurchased pursuant to our share repurchase program in any calendar year to not repurchase Shares in any calendar year in excess of 20% of the number of Shares outstanding, or 5% in each quarter, though the actual number of Shares that we offer to repurchase may be less. This Offer is considered to be a special tender offer in lieu of a regular tender offer pursuant to our repurchase program for this quarter, as the Company is offering to repurchase [ ] shares of its common stock (approximately 5.5% of its common stock) this quarter in order to provide our stockholders additional measure of liquidity.

Will you always be offering a repurchase program every quarter?

To provide our stockholders with limited liquidity, the Fund intends to, but is not obligated to, conduct a quarterly share repurchase program. While the Fund intends to conduct quarterly repurchase offers as described in its prospectus, it is not required to do so and the Fund’s Board of Directors may suspend or terminate the share repurchase program at any time. This share repurchase program should not be relied upon as a method to sell shares promptly and at a desired price.

1 The net asset value per share of the Fund’s common stock is determined by dividing the value of its investments, cash and other assets (including interest accrued but not collected) minus all liabilities (including accrued expenses, borrowings and interest payables) by the total number of shares of the Fund’s common stock outstanding. The most significant estimate inherent in the preparation of the Fund’s financial statements likely will be the valuation of investments and the related amounts of unrealized appreciation and depreciation of investments recorded. There generally is no single method for determining fair value in good faith. As a result, determining fair value usually requires that judgment be applied to the specific facts and circumstances of each investment while employing a consistently applied valuation process for the types of investments the Fund makes. The Fund is required to specifically determine the fair value of each individual investment on a quarterly basis.

This communication and the information contained in this document are provided for general informational purposes only and should neither be construed nor intended to be a recommendation to purchase, sell or hold any security or otherwise to be investment, tax, financial, accounting, legal, regulatory or compliance advice. Any link to a third-party website is not an endorsement, authorization or representation of our affiliation with that third party. We do not exercise control over third-party websites, and we are not responsible or liable for the accuracy, legality, appropriateness or any other aspect of such website.